US Neurosurgical, Inc	2400 Research Blvd. Suite 325 Rockville, MD 20850

January 3, 2006

Jim B. Rosenberg

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	U.S. Neurosurgical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed April 13, 2005
Form 10-QSB for the Period Ended September 30, 2005
Filed November 14, 2005
File No. 000-26575

Dear Mr. Rosenberg,

We are in receipt of your letter dated December 23, 2005. We request additional time to respond to your questions. Some of the questions must be answered by our former auditors and they need more time. We request an extension to file our response by no later than February 3, 2006.

Sincerely,

Alan Gold

Director, President and Chief Executive Officer